

13012106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 25 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13079

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/12_____ AND ENDING_____12/31/12_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Brown + Groover, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
_____
(No. and Street)

Macon   Georgia   31210
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Holli Edwards   478-474-7004
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard, Moore & McDuffie, P.C.
_____
(Name – if individual, state last, first, middle name)

577 Mulberry Street   Macon   Georgia   31208
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

EM
3/7/13

OATH OR AFFIRMATION

I, __Raymond H. Smith, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Smith, Brown & Groover, Inc._____ , as of __December 31,_____ , 20 _12___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH, BROWN & GROOVER, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2012

CONTENTS



Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547

Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

Members
Partnering for CPA
Practice Success
American Institute of
Certified Public Accountants
Georgia Society of
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON THE FINANCIAL STATEMENTS

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2012, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Managements Responsibility of the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 19, 2013

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	170,298
Cash in segregated accounts		68,918
Cash - clearing service escrow deposit		28,142
Marketable securities at market value		108,219
Furniture, equipment, and leasehold improvements, at cost,		
less accumulated depreciation and amortization of $334,538		42,860
Prepaid expenses		27,556
Income tax refund receivable		47,704
Deferred tax asset		10,414
Commissions receivable		41,353
Note receivable from Stockholder		168,270
Employee advances		14,000
Fees receivable		44,500
Total assets	$	772,234
LIABILITIES		
Payable to clearing broker	$	3,583
Accounts payable, accrued expenses and other liabilities		42,341
Total liabilities		45,924
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized,		
260 shares issued		26,000
Retained earnings		702,979
		728,979
Cost of 1 share of common stock held by the Company		(2,669)
Total stockholder's equity		726,310
Total liabilities and stockholder's equity	$	772,234

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2012

REVENUES	
Securities commissions	$ 60,556
Net realized gains (losses) and income on investment accounts	71,525
Margin interest	3,306
Revenue from sale of investment company shares	1,227,135
Investment advisory fees	176,179
Other revenue related to securities business	4,840
Interest	6,371
Total revenues	1,549,912
EXPENSES	
Compensation and benefits	1,149,318
Communications	48,946
Occupancy and equipment costs	162,985
Losses in error account and bad debts	33,804
Data processing costs	8,930
Regulatory fees and expenses	61,300
Exchange, clearance fees and expenses	75,966
Other	119,999
Total expenses	1,661,248
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(111,336)
PROVISION FOR INCOME TAXES	
Current income tax (benefit)	(26,404)
Deferred income tax (benefit)	2,892
	(23,512)
NET INCOME (LOSS)	$ (87,824)

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2012

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2012	260	$ 26,000	$ 790,803	$ (2,669)	$ 814,134
Net income (loss)			(87,824)		(87,824)
Balances at December 31, 2012	260	$ 26,000	$ 702,979	$ (2,669)	$ 726,310

The accompanying notes are an integral
part of these financial statements.

5

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (87,824)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation and amortization	21,542
Net realized loss (gain) on sale of investments	(70,748)
(Increase) decrease in:	
Prepaid expenses and income taxes	(2,227)
Income tax refunds receivable	(47,704)
Commissions receivable	106,570
Fees receivable	(8,786)
Deferred tax benefit	2,892
Employee advances	(12,000)
Increase (decrease) in:	
Payable to clearing broker	1,946
Accounts payable and other liabilities	(36,250)
Income tax payable	(3,833)
Other, net	336
Net cash used by operating activities	(136,086)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment and vehicle	(880)
Purchases of investments	(168,611)
Proceeds from sale of investments	438,818
Loan with shareholder, net	28,353
Net cash provided by investing activities	297,680

The accompanying notes are an integral
part of these financial statements.

6

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2012

NET INCREASE IN CASH	$	161,594
CASH AND CASH EQUIVALENTS, beginning		8,704
CASH AND CASH EQUIVALENTS, ending	$	170,298
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	-
Income taxes paid	$	25,637

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC.

NOTES TO FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2.   SIGNIFICANT ACCOUNTING POLICIES

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures.*

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a useful life of more than one year. Furniture, equipment, software, and the automobile are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense for the year totaled $21,542.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The payable to clearing broker represents clearing and administrative fees due to the clearing broker in excess of commission receivable from the clearing broker.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash on deposit in bank accounts and money market funds. Money market funds held in the investment account are treated as an investment. Cash segregated under SEC rules and held in escrow for the clearing broker is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $24,432 for the year ended December 31, 2012.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events are evaluated through the audit report date, which is the date the financial statements were available to be issued.

SMITH, BROWN & GROOVER, INC.

NOTES TO FINANCIAL STATEMENTS

3.   SEGREGATED CASH

Cash of $63,918 is segregated in a special reserve bank account for the benefit of customers under Rule 15c-3 of the Securities and Exchange Commission. Customer funds of $5,000 are also segregated in accordance with Security and Exchange Commission rules.

4.   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's Level 1 type assets measured on a recurring basis as of December 31, 2012:

	Level 1
Money market funds	$ 108,219
Corporate stocks	-
	$ 108,219

Total marketable securities at cost were $108,219. Net unrealized loss from market value depreciation was $0 during the year ended December 31, 2012.

There was no Level 2 or 3 inputs as of December 31, 2012. There were no liabilities requiring fair market value measurement.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	218,150
Leasehold improvements		11,819
Automobiles		115,627
Software		31,801
	$	377,397

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital, as defined by Rule 15c3-1 of $368,781, which is $118,781 above its required net capital of $250,000. The Company's net capital ratio was .12 to 1.

7. SHORT-TERM LOANS

The Company has a $250,000 line of credit with State Bank & Trust Company, with interest accrued on the outstanding balance at the prime rate. At December 31, 2012, there was no debt outstanding. The line of credit is guaranteed by an officer of the Company.

8. EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $15,120.

9. RELATED PARTY TRANSACTIONS

Operating Lease

The Company has an operating lease for office space with the stockholder. Rent is $10,000 per month for a term of 5 years beginning January 1, 2011 and ending on December 31, 2015. The lease rate can be adjusted annually but not by more than 10% per annum. Future minimum annual lease payments for the term of the office lease are $360,000. Total rent paid under the above operating lease was $120,000 for the year ended December 31, 2012.

SMITH, BROWN & GROOVER, INC.

NOTES TO FINANCIAL STATEMENTS

9.   RELATED PARTY TRANSACTIONS (continued)

Note Receivable

The shareholder note is renewable annually and bears interest at the rate of 3.25% per annum. Interest on the note is due on or before December 31 of each year.

10. INCOME TAXES

The 2012 taxable income differs from net income on the statement of income because of nondeductible expenses, a difference between book and tax depreciation, unrealized losses on marketable securities held for investment, and deductible carryover losses on marketable securities. The current income tax benefit is the claim for refund of prior taxes as a result of a 2012 net operating loss carryback. The Company has a $45,820 net operating loss available for carry forward which expires 2027.

The net deferred tax asset in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$ -
Deferred tax assets	10,414
Net deferred tax asset	$ 10,414

The deferred tax asset results from deductible capital loss and net operating loss carry forwards, unrealized gains and losses in market value of securities held for investment and difference between tax and book basis of depreciable property.

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits. The Company's federal and state tax returns are subject to examination by the IRS for three years after they are filed.

11. OPERATING LEASES

In addition to the office lease disclosed in Note 9, the Company leases a copier under a 60 month non-cancellable lease that expires November 2016. The lease expense for 2012 was $2,957. The future minimum payments under the lease are $2,957 for years 2013 through 2015 and $2,711 for year 2016 for a total of $11,582.

12.   CONCENTRATIONS

The Company has diversified its credit risk for cash by maintaining deposits in three banks. Accounts at each institution are insured entirely by the Federal Deposit Insurance Corporation (FDIC).   Cash held in brokerage accounts totaled $1,196 and was not insured.

The Company derived 9% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 70% of its total revenue from the sale of annuities during the year ended December 31, 2012. The Company received 80% of its commissions from annuity sales from three issuers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547

Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

Members
Partnering for CPA
Practice Success
American Institute of
Certified Public Accountants
Georgia Society of
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 19, 2013, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The schedule of expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedule of expenses has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedule of expenses is fairly stated in all material respects in relation to the financial statements as a whole.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 19, 2013

14

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2012

COMPENSATION AND BENEFITS		
Commissions to registered representatives	$	400,006
Stockholder's compensation		342,235
Clerical salaries		304,815
Insurance - employee benefits		47,730
Payroll taxes		36,938
Profit sharing plan expense		17,594
		1,149,318
COMMUNICATIONS		
Office supplies		14,667
Telephone		3,158
Postage		6,689
Advertising		24,432
		48,946
OCCUPANCY AND EQUIPMENT COST		
Rent		120,000
Building insurance		12,978
Utilities		25,621
Equipment rental		4,386
		162,985
LOSSES IN ERROR ACCOUNT AND BAD DEBTS		
Errors and omissions		33,804
DATA PROCESSING COSTS		
Computer software service and maintenance fees		8,930
REGULATORY FEES AND EXPENSES		
Professional fees		22,489
Insurance and bond - required		3,675
Taxes, licenses, and fees		35,136
		61,300

See independent auditor's report on the
supplementary schedule of expenses.

15

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2012

EXCHANGE, CLEARANCE FEES AND EXPENSES		
Exchange fees	$	2,262
Clearing broker administrative fees		43,258
Clearance fees		30,446
		75,966
OTHER		
Automobile expense		18,288
Dues and subscriptions		2,582
Depreciation and amortization		21,542
Interest and penalties		1,951
Repairs and maintenance		20,707
Miscellaneous		6,784
Meals and entertainment		5,596
Temporary labor		4,940
Conference and travel		20,536
Consulting		14,739
Dues, fees and assessments		2,334
		119,999
	$	1,661,248

See independent auditor's report on the
supplementary schedule of expenses.

16



Howard, Moore & McDuffie, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547

Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

Members
Partnering for CPA
Practice Success
American Institute of
Certified Public Accountants
Georgia Society of
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. for the year ended December 31, 2012, and have issued our report thereon dated February 19, 2013, which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules I, II, III, and IV, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the basic financial statements as a whole.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 19, 2013

17

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

NET CAPITAL

Total stockholder's equity from statement of financial condition	$	726,310
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		726,310
Add:		
Other (deductions) or allowable credits		-
Total capital		726,310
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		42,860
Employee loans, uncollateralized		182,270
Prepaid expenses		27,557
Prepaid income taxes		47,704
Deferred tax asset		10,414
Commissions and fees receivable		44,560
Total deductions and/or charges		355,365
Net capital before haircuts on securities positions		370,945
Haircuts on securities:		
Trading and investment securities		
Stocks and warrants		-
Other securities		2,164
Undue concentration		-
Total haircuts on securities		2,164
Net capital	$	368,781

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

18

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	3,062
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	118,781
Net capital less the greater of 10% of AI or 120% of minimum net capital	$	68,781

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		45,924
Total aggregate indebtedness	$	45,924
Percentage of aggregate indebtedness to net capital		12%

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

CREDIT BALANCES:

Free and other credit balances in customers' security accounts $ -

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts $ -

RESERVE COMPUTATION:

Excess of total credits over total debits	$ -
105% of total credits over total debits	$ -
Amount held on deposit in Reserve Bank Account	$ 63,918
Required deposit	$ -

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

    $ 0

    Number of items   0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

    $ 0

    Number of items   0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

    X   Yes
    _____ No

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2012

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	368,781
Net effect of other audit adjustments on net income and equity		28,397
Audit adjustments that decreased (increased) nonallowable assets		(28,397)
		-
Net capital per audited Schedule I	$	368,781

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

See independent auditor's report on the supplementary
information required by SEC Rule 17a-5.

22



Howard, Moore & McDuffie, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547

Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In planning and performing our audit of the financial statements of Smith, Brown & Groover, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

Macon, Georgia
February 19, 2013



Howard, Moore & McDuffie, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

577 Mulberry Street, Suite 1610, Post Office Box 4547 • Macon, Georgia 31208-4547

Telephone (478) 742-5317 • Facsimile (478) 738-0038 • www.hmmcpaga.com

Members
Partnering for CPA
Practice Success
American Institute of
Certified Public Accountants
Georgia Society of
Certified Public Accountants

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Smith, Brown and Groover, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Smith, Brown & Groover, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Smith, Brown & Groover, Inc.'s management is responsible for the Smith, Brown & Groover, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (check number 70947), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported to Form SIPC-7 with supporting schedules and working papers (audited trial balance), noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. (None applied.)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Howard, Moore & McDuffie, P.C.

February 19, 2013